Exhibit 99.2

PEPSICO ENTERS INTO AGREEMENT TO ACQUIRE SODASTREAM INTERNATIONAL LTD.

Adds leading in-home refreshment beverage solution to PepsiCo’s global beverage and expanding water portfolio

Enhances PepsiCo’s ability to deliver on its Performance with Purpose vision

PURCHASE, N.Y., USA and TEL AVIV, Israel – Aug. 20, 2018 – PepsiCo, Inc. (NASDAQ: PEP) (“PepsiCo”) and SodaStream International Ltd. (NASDAQ / TLV: SODA) (“SodaStream”) today announced that they have entered into an agreement under which PepsiCo has agreed to acquire all outstanding shares of SodaStream for $144.00 per share in cash, which represents a 32% premium to the 30-day volume weighted average price.

“PepsiCo and SodaStream are an inspired match,” said PepsiCo Chairman and CEO Indra Nooyi. “Daniel and his leadership team have built an extraordinary company that is offering consumers the ability to make great-tasting beverages while reducing the amount of waste generated. That focus is well-aligned with Performance with Purpose, our philosophy of making more nutritious products while limiting our environmental footprint. Together, we can advance our shared vision of a healthier, more-sustainable planet.”

Daniel Birnbaum, SodaStream CEO and Director said, “Today marks an important milestone in the SodaStream journey. It is validation of our mission to bring healthy, convenient and environmentally friendly beverage solutions to consumers around the world. We are honored to be chosen as PepsiCo’s beachhead for at home preparation to empower consumers around the world with additional choices. I am excited our team will have access to PepsiCo’s vast capabilities and resources to take us to the next level. This is great news for our consumers, employees and retail partners worldwide.”

PepsiCo’s strong distribution capabilities, global reach, R&D, design and marketing expertise, combined with SodaStream’s differentiated and unique product range will position SodaStream for further expansion and breakthrough innovation.

The transaction is another step in PepsiCo’s Performance with Purpose journey, promoting health and wellness through environmentally friendly, cost-effective and fun-to-use beverage solutions.

“SodaStream is highly complementary and incremental to our business, adding to our growing water portfolio, while catalyzing our ability to offer personalized in-home beverage solutions around the world,” said Ramon Laguarta, CEO-Elect and President, PepsiCo. “From breakthrough innovations like Drinkfinity to beverage dispensing technologies like Spire for foodservice and Aquafina water stations for workplaces and colleges, PepsiCo is finding new ways to reach consumers beyond the bottle, and today’s announcement is fully in line with that strategy.”

Under the terms of the agreement between PepsiCo and SodaSteam, PepsiCo has agreed to acquire all of the outstanding shares of SodaStream International Ltd. for $144.00 per share, in a transaction valued at $3.2 billion. The transaction will be funded with PepsiCo’s cash on hand.

The acquisition has been unanimously approved by the Boards of Directors of both companies. The transaction is subject to a SodaStream shareholder vote, certain regulatory approvals and other customary conditions, and closing is expected by January 2019.

Goldman Sachs acted as financial advisor to PepsiCo in this transaction.  Centerview also acted as financial advisor to PepsiCo in the transaction.  Gibson, Dunn & Crutcher LLP acted as lead counsel to PepsiCo, Davis Polk & Wardwell LLP as U.S. tax counsel, and Herzog, Fox & Ne’eman as Israeli legal counsel.  Perella Weinberg Partners acted as financial advisor to SodaStream with White & Case LLP acting as SodaStream’s U.S. legal counsel and Meitar Liquornik Geva Lesham Tal as Israeli legal counsel.

About PepsiCo

PepsiCo products are enjoyed by consumers more than one billion times a day in more than 200 countries and territories around the world. PepsiCo generated more than $63 billion in net revenue in 2017, driven by a complementary food and beverage portfolio that includes Frito-Lay, Gatorade, Pepsi-Cola, Quaker and Tropicana. PepsiCo's product portfolio includes a wide range of enjoyable foods and beverages, including 22 brands that generate more than $1 billion each in estimated annual retail sales.

At the heart of PepsiCo is Performance with Purpose – our fundamental belief that the success of our company is inextricably linked to the sustainability of the world around us. We believe that continuously improving the products we sell, operating responsibly to protect our planet and empowering people around the world enable PepsiCo to run a successful global company that creates long-term value for society and our shareholders. For more information, visit www.pepsico.com.

About SodaStream

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. Our products promote health and wellness, are environmentally friendly, cost effective, customizable and fun to use. Our products are available at more than 80,000 individual retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Forward Looking Statements

Statements in this communication that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. Terminology such as “estimate,” “expect,” “may,” “plan,” “position,” “will” or similar statements or variations of such words and other similar expressions are intended to identify forward-looking statements, although not all forward looking statements contain such terms. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward looking statements. Such risks and uncertainties include, but are not limited to: changes in demand for PepsiCo’s products, as a result of changes in consumer preferences or otherwise; changes in, or failure to comply with, applicable laws and regulations; imposition or proposed imposition of new or increased taxes aimed at PepsiCo’s products; imposition of labeling or warning requirements on PepsiCo’s products; changes in laws related to packaging and disposal of PepsiCo’s products; PepsiCo’s ability to compete effectively; failure to successfully complete or integrate acquisitions and joint ventures into PepsiCo’s existing operations or to complete or manage divestitures or refranchisings; changes in estimates and underlying assumptions regarding future performance that could result in an impairment charge; increase in income tax rates, changes in income tax laws or disagreements with tax authorities; PepsiCo’s ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; loss of any key customer or disruption to the retail landscape, including rapid growth in hard discounters and the e-commerce channel; climate change or water scarcity, or legal, regulatory or market measures to address climate change or water scarcity; other factors that may adversely affect the price of PepsiCo’s publicly traded securities and financial performance; and risks related to the proposed acquisition, including the inability to satisfy the conditions to the closing of the proposed acquisition and risks that the proposed acquisition disrupts current plans and operations of SodaStream and the potential difficulties in employee retention as a result of the proposed transaction.

For additional information on these and other factors that could cause PepsiCo’s or SodaStream’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the Securities and Exchange Commission, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and SodaStream’s filings with the Securities and Exchange Commission, including its most recent annual report on Form 20-F and subsequent Reports of Foreign Private Issuer on Form 6-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo and SodaStream undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information

In connection with the proposed transaction, SodaStream will prepare a proxy statement to be delivered to its shareholders, and intends to furnish such proxy statement to the Securities and Exchange Commission under cover of a Reports of Foreign Private Issuer on Form 6-K in the first half of September. Before making any voting or investment decision with respect to the transaction, investors and security holders of SodaStream are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about the transaction.

PepsiCo Contacts:

Investors	Media
Jamie Caulfield	Carrie Ratner
Investor Relations	Corporate Communications
+ 1 914-253-3035	+ 1 914-253-3817
investor@pepsico.com	carrie.ratner@pepsico.com

SodaStream Investor Contact:

Brendon Frey
ICR
+ 1 203-682-8200
brendon.frey@icrinc.com